Exhibit (a)(1)(F)

AMENDMENT AND SUPPLEMENT
to the
OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock
of
3PAR INC.
at
$24.30 Net Per Share
by
DELL TRINITY HOLDINGS CORP.
an indirect, wholly-owned subsidiary of
DELL INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 20, 2010, UNLESS THE OFFER IS EXTENDED.

Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), is offering to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), at a purchase price of $24.30 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the terms and subject to the conditions set forth in the (i) Offer to Purchase dated August 23, 2010 (the “Offer to Purchase”) and this amendment and supplement to the Offer to Purchase (this “Supplement”) and (ii) related (blue) letter of transmittal that accompanied the Offer to Purchase or related (green) revised letter of transmittal that is accompanying this Supplement (either, the “Letter of Transmittal”) (which, together with the Offer to Purchase and this Supplement, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 15, 2010, as amended by the Amendment to the Agreement and Plan of Merger, dated as of August 26, 2010 (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell, the Purchaser and 3PAR. The 3PAR Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The 3PAR Board of Directors recommends that 3PAR’s stockholders accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

This Supplement, the Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before deciding whether to tender your Shares in the Offer.

August 26, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign either the original (blue) or revised (green) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in such Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to BNY Mellon Shareowner Services, which is the depositary for the offer (the “Depositary”), together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase and as amended and supplemented by this Supplement or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase and as amended and supplemented by this Supplement.

Although the original (blue) Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase refer only to the Offer to Purchase and not this Supplement, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price described in this Supplement. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer and stockholders are not required to take any further action with respect to such tendered Shares in order to receive the increased Offer Price of $24.30 per Share.

Questions and requests for assistance should be directed to D.F. King & Co., Inc., which is the information agent for the Offer (the “Information Agent”) at the address and telephone numbers set forth on the back cover of the Offer to Purchase and this Supplement. Additional copies of this Supplement and the Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Supplement and the Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and related revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the related (blue) Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

SUMMARY TERM SHEET

Pursuant to the Agreement and Plan of Merger, dated as of August 15, 2010, as amended by the Amendment to the Agreement and Plan of Merger, dated as of August 26, 2010 (the “Merger Agreement Amendment”) (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Dell Inc., a Delaware corporation, Dell Trinity Holdings Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Dell, and 3PAR Inc., a Delaware corporation, the Purchaser is amending its offer to purchase all of the outstanding Shares of 3PAR’s Common Stock to increase the offer price to $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes. We refer to this amount as the “Offer Price.”

Unless the context indicates otherwise, in this Supplement, we use the terms “us,” “we” and “our” to refer to Dell Trinity Holdings Corp. and, where appropriate, Dell Inc. We use the term “Dell” to refer to Dell Inc. alone, or where appropriate, to Dell and its subsidiaries other than Dell Trinity Holdings Corp., the term “Purchaser” to refer to Dell Trinity Holdings Corp. alone, and the terms “3PAR” or the “Company” to refer to 3PAR Inc.

The following are some of the questions you, as a stockholder of 3PAR, may have about the amendments and answers to those questions. We urge you to read carefully the remainder of this Supplement, the Offer to Purchase dated August 23, 2010, and the accompanying revised (green) Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained therein. The following Summary Term Sheet amends and supplements the section entitled “Summary Term Sheet” in the Offer to Purchase.

How have you amended the Offer?

On August 26, 2010, Purchaser, Dell and 3PAR entered into the Merger Agreement Amendment. Pursuant to the Merger Agreement Amendment, we are amending our tender offer to increase the Offer Price from $18.00 per Share to $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

If I already tendered my Shares in the original offer, do I have to do anything new?

No. 3PAR stockholders do not have to take any action regarding any Shares previously validly tendered and not withdrawn. If the Offer is completed, these Shares will be accepted for payment and such stockholder will receive the increased Offer Price of $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes.

Does 3PAR’s Board of Directors recommend that I tender my Shares in connection with the amended Offer?

Yes. The 3PAR Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to 3PAR and 3PAR’s stockholders and (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The 3PAR Board of Directors recommends that 3PAR’s stockholders accept the Offer, tender their Shares pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

Has the expiration date of the Offer been changed?

No. The expiration date of the amended Offer remains at 12:00 midnight, New York City time, on Monday, September 20, 2010, unless the Offer is extended in accordance with the Merger Agreement.

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., which is the information agent for the Offer (the “Information Agent”) at the telephone numbers set forth on the back cover of this Supplement or the Offer to Purchase for additional information.

S-i

To the Holders of Shares of

Common Stock of 3PAR Inc.:

INTRODUCTION

The following information (this “Supplement”) amends and supplements the Offer to Purchase dated August 23, 2010 (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), of Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”) pursuant to which Purchaser is offering to purchase for cash all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR” or the “Company”), at a price of $24.30 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the terms and subject to the conditions set forth in this Supplement and the related revised (green) Letter of Transmittal and the Offer to Purchase and the related original (blue) Letter of Transmittal (which, together with the Offer to Purchase and Supplement, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the same meanings assigned to such terms in the Offer to Purchase.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the related revised (green) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related (blue) Letter of Transmittal remain applicable in all respects to the Offer.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 2 of this Supplement. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (green) Letter of Transmittal and the revised Notice of Guaranteed Delivery circulated with this Supplement.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $24.30 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

This Supplement, the Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

The Purchaser has increased the price per Share to be paid in the Offer to $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes, from the original offer price of $18.00 per Share.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares (including Shares validly tendered and not withdrawn prior to the date of this Supplement) validly tendered prior to the Expiration Date and not properly withdrawn as set forth under Section 4 — “Withdrawal Rights” of the Offer to Purchase.

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2.	Procedures for Accepting the Offer and Tendering Shares.

Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering their Shares may continue to use (i) the original (blue) Letter of Transmittal previously circulated with the Offer to Purchase or (ii) the revised (green) Letter of Transmittal circulated with this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using (i) the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or (ii) the revised Notice of Guaranteed Delivery circulated with this Supplement.

Although the original (blue) Letter of Transmittal and original Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase (and an offer price of $18.00 per Share), stockholders using such Letter of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price of $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes, for each Share validly tendered and not properly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer.

Shares previously validly tendered pursuant to the original (blue) Letters of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased Offer Price of $24.30 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

3.	Price Range of Shares; Dividends.

Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

The following table sets forth for the indicated periods the high and low intra-day prices of the Shares as reported by the NYSE:

	Common Stock
	Price
Fiscal Period	High	Low

Fiscal Year ending March 31, 2011
First Quarter:	$11.00	$8.65
Second Quarter (through August 25, 2010):	$26.84	$9.02

On August 25, 2010, the last full day of trading before the public announcement of the terms of the Merger Agreement Amendment, the reported closing price of the Shares on the NYSE was $26.76 per Share. Stockholders are urged to obtain current market quotations for the Shares.

4.	Source and Amount of Funds.

Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

The Purchaser estimates that it will need approximately $1.54 billion to purchase all of the Shares pursuant to the Offer and the Merger and pay all related fees and expenses.

5.	Background of the Offer.

Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

On August 23, 2010, Hewlett-Packard Company (“HP”) announced an unsolicited proposal to acquire 3PAR for $24.00 per share in cash pursuant to a tender offer followed by a merger. Shane V. Robison, the Executive Vice President and Chief Strategy and Technology Officer of HP, sent a letter to David Scott, the President and Chief Executive Officer of 3PAR that same day regarding the proposed acquisition (the “HP Proposal”). Mr. Robison’s letter indicated that HP’s

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Proposal had been approved by the board of directors of HP, that it was not subject to any financing contingencies and that HP believed it could complete the transaction before the end of the calendar year. Mr. Robison’s letter also enclosed a proposed merger agreement between HP and 3PAR, which was substantially the same as the merger agreement between 3PAR and Dell except that it did not contain any termination or other break-up fee provisions.

Later the same day, Wilson Sonsini Goodrich & Rosati, P.C., legal adviser to 3PAR (“Wilson Sonsini”), sent a letter to Janet Wright, assistant secretary of Dell, notifying Dell of the HP Proposal. Among other things, the letter stated that 3PAR’s Board of Directors had determined in good faith, after consultation with Wilson Sonsini and Qatalyst Partners LP, financial adviser to 3PAR (“Qatalyst”), that the HP Proposal was reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) and failure to engage in discussions with HP and to furnish HP with non-public information relating to 3PAR would be a breach of its fiduciary duties to the 3PAR stockholders.

On August 24, 2010, Michael S. Dell, the Chairman of the Board and Chief Executive Officer of Dell, and Mr. Scott had two telephone conferences on which they discussed integration planning and also the terms of the HP Proposal.

On August 25, 2010, representatives of Qatalyst contacted representatives of Credit Suisse Securities (USA) LLC, financial adviser to Dell (“Credit Suisse”), to notify Dell of the determinations made by the 3PAR Board of Directors at a special meeting of the 3PAR Board of Directors held on August 25, 2010 that the HP Proposal was a Superior Proposal under the Merger Agreement.

In response to this notification, representatives of Credit Suisse informed Qatalyst that Dell would be submitting momentarily a proposal to (i) increase the Offer Price (as that term is defined in the Merger Agreement) being offered by Dell in its Offer to acquire 3PAR Shares from $18.00 per Share to $24.30 per Share, and (ii) increase the Termination Fee (as that term is defined in the Merger Agreement) payable by 3PAR from $53.5 million to $72.0 million (which amount would represent 4.17% of the fully diluted equity value of the transaction). Following this conversation, Mr. Dell and Dave Johnson, the Senior Vice President of Corporate Strategy of Dell, separately contacted Mr. Scott to formally deliver Dell’s proposal. Dell subsequently delivered its proposal in writing, and representatives of Debevoise & Plimpton LLP, legal adviser to Dell, subsequently transmitted to representatives of Wilson Sonsini a draft amendment to the Merger Agreement reflecting Dell’s proposal (the “Merger Agreement Amendment”).

On August 26, 2010, Mr. Scott contacted Mr. Dell to convey that the 3PAR Board of Directors (i) determined that, at a second special meeting of the 3PAR Board of Directors, Dell’s Offer (as amended by the Merger Agreement Amendment) was in the best interests of 3PAR and its stockholders, and declared it advisable, to enter into the Merger Agreement Amendment, (ii) approved the execution and delivery of the Merger Agreement Amendment, and (iii) resolved to recommend that the holders of Shares accept the Offer (as amended by the Merger Agreement Amendment), tender their Shares to Purchaser pursuant to the Offer (as amended by the Merger Agreement Amendment) and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement (as amended by the Merger Agreement Amendment).

Dell and 3PAR subsequently executed and delivered the Merger Agreement Amendment on August 26, 2010. On August 26, 2010, before the U.S. stock markets opened, Dell announced the entry into the Merger Agreement Amendment, a copy of which is filed herewith as Exhibit (a)(5)(C) and incorporated herein by reference, and 3PAR separately announced the entry into the Merger Agreement Amendment.

6.	The Transaction Agreements — The Merger Agreement.

Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

In connection with an amendment to the Merger Agreement on August 26, 2010 (the “Merger Agreement Amendment”):

(1) The offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Agreement Amendment, Offer to Purchase and related Letter of Transmittal, is increased from

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$18.00 per Share to $24.30 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes; and

(2) The amount of the Termination Fee is increased from $53,500,000 to $72,000,000.

7.	The Transaction Agreements — Employment Arrangements.

The chart set forth in Section 11 of the Offer to Purchase under the heading “Employment Arrangements” and the subheading “Converted 3PAR Restricted Stock Units and 3PAR Stock Options” is hereby amended and supplemented to reflect the increase in the Offer Price to be paid in the Offer from $18.00 per Share to $24.30 per Share:

Intrinsic Value
Name	($)

Steve Crimi	2,557,500
Randy Gast	2,363,950
Adriel Lares	3,596,819
Craig Nunes	2,741,681
Jeff Price	3,055,106
Jeanette Robinson	2,563,875
David Scott	8,281,980
Alastair Short	2,875,725
Ashok Singhal	3,092,333
Peter Slocum	3,535,800
Rusty Walther	3,516,300
Randall Weigel	3,804,325

8.	Miscellaneous.

The discussion set forth in Section 19 of the Offer to Purchase is hereby amended and supplemented as follows:

Dell and the Purchaser have filed with the SEC an amended Tender Offer Statement on Schedule TO pursuant to rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, 3PAR will file with the SEC an amended Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, furnishing certain additional information relating to the recommendation of the 3PAR Board of Directors.

Except as modified by this Supplement and any amendments to the Schedule TO, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (green) Letter of Transmittal.

Dell Trinity Holdings Corp.

August 26, 2010

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The Depositary for the Offer is
BNY MELLON SHAREOWNER SERVICES

If delivering by mail: BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier: BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310	If delivering by hand or courier: BNY Mellon Shareowner Services Corporate Action Division 27th Floor 480 Washington Blvd. Jersey City, NJ 07310

By Facsimile Transmission: (For Eligible Institutions Only) (201) 680-4626

To Confirm Facsimile Transmissions: (201) 680-4860 (For Confirmation Only)

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers call collect: (212) 269-5550
All others call toll-free: (800) 769-4414
Email: 3Par@dfking.com